[Citizens Holding Company Letterhead]

VIA EDGAR

September 16, 2005

Don Walker, Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N. W.

Washington, DC 20549-0408

RE:	Citizens Holding Company
Form 10-K for the Fiscal Year Ended December 31, 2004
File No. 001-15375

Dear Mr. Walker,

This letter is in response to your request for additional information related to the Form 10-K of Citizens Holding Company (the “Company”) for the fiscal year ended December 31, 2004 and specifically to Note 4 – Loans (page 26 thereof).

YOUR INFORMATION REQUEST

Your allowance for impaired loans increased significantly from December 31, 2003 to December 31, 2004, but your total allowance decreased. Please tell us the underlying reason for the change in the composition of the allowance. In doing so please address the following:

•	The increase in the specific provision portion of the allowance for loan losses related to impaired loans

•	The decrease in the general portion of the allowance for loan losses

•	The decrease in the ratio of net loans charged-off to average loans

•	The specific changes in the composition and risk of the loan portfolio by loan category

CITIZENS HOLDING COMPANY RESPONSE

The Company through its subsidiary, The Citizens Bank of Philadelphia, maintains an allowance for loan loss that is determined using an individual loan grading system and historical loan charge-offs to determine the adequacy of the allowance. This calculation, which is periodically refined and updated, uses a process where each loan in the loan portfolio is given a grade at inception and this grade is monitored and changed as needed through maturity as indicated by changes to credit quality, capacity to service the debt and value of collateral. These loan grading changes can occur at the annual review of the loan conducted by the Company’s loan review department or at any time upon the occurrence of a change in the credit quality or collateral value that secures the loan. The decrease in the total allowance from December 31, 2003 to December 31, 2004 was based on the results of the calculations underlying the allowance, as described below.

The allowance for loan losses calculation at December 31, 2003 was influenced by the slow decline in the credit quality of a family group with multiple loans from the Company in the aggregate amount of $3,652,488. In 2003, the family group was delinquent in repaying their loans; by 2004, the family group had ceased repayment of these loans completely. During 2003, a specific portion of the allowance for loan losses was not allocated to these loans because management believed that the allowance for loan losses, based on historical charge-offs, was sufficient to cover any problems with these loans. In 2004, a specific portion of the allowance for loan losses in the amount of $909,147 was allocated to these loans and in December 2004, the Company charged off $802,533 of the family group’s loans. With respect to the remaining balance of this debt, the Company accepted deeds in lieu of foreclosure on real estate securing the various loans and is currently in the process of liquidating this real estate. One family member with loans from the Company has declared bankruptcy and is currently in compliance with the repayment terms approved by the bankruptcy court. After the loans to this family group were charged against the allowance for loan losses in 2004, our calculation of the allowance for loan losses at December 31, 2004, indicated that a smaller allowance for loan losses was required at December 31, 2004.

Although the loans to the family group were classified as impaired in 2004, the quality of the remaining loan portfolio in 2004 improved. Loan losses, net of recoveries, in 2004 totaled $1,473,303, of which $802,533 was related to the family loans noted above, as compared to $1,098,176 in 2003 and $1,757,516 in 2002. This historical trend, when input into the loan loss calculation, indicated that a smaller reserve was necessary for the non-impaired portion of the allowance for loan losses at December 31, 2004 and that the total allowance for loan losses at December 31, 2004 could also be reduced.

Average loans remained relatively stable from 2003 to 2004. As the quality of the loan portfolio improved in 2004, the amount of loans charged-off decreased. As a result of these factors, the ratio of net loans charged-off to average loans also decreased.

From 2003 to 2004, loans categorized as commercial, industrial and agricultural loans increased in the amount of $14,473,720, loans categorized as real estate-construction decreased $4,702,814, loans categorized as real estate-mortgage remained relatively unchanged, and the loans categorized as consumer loans increased $2,356,146. All of these changes occurred within the ordinary course of the Company’s business. Within these loan categories, the composition of the loan portfolio remained basically unchanged from previous years with the exception of an increase in real estate loans secured by multifamily housing and commercial real estate within the commercial, industrial and agricultural loan category. Of the $14,473,720 increase in this loan category, loans secured by real estate increased $10,916,304. Loans secured by real estate generally have a lower risk of loss than other types of loans due to the security value of the underlying collateral, typically with a loan to value ratio of 50 percent to 80 percent. The real estate market in our service area has been strong, and loans secured by real estate have been some of our most secure loans.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its Form 10-K for the fiscal year ended December 31, 2004;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its Form 10-K for the fiscal year ended December 31, 2004; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this disclosure will provide the answers to the above noted questions about our Form 10-K for the fiscal year ended December 31, 2004. We will be glad to provide any additional information that you need regarding this matter. We can be reached by telephone at (601) 656-4692 or by FAX at (601) 656-4264.

Thank you.

/s/ Greg L. McKee	/s/ Robert T. Smith
Greg L. McKee	Robert T. Smith
President and CEO	Treasurer and CFO